UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A. Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

5525 Kietzke Lane, Suite 100
Reno, Nevada 89511

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.

The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2023, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2023 and 2022

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2023 and 2022

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Administrator, and Participants

Plumas Bank 401(k) Plan

Quincy, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Plumas Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Plumas Bank 401(k) Profit Sharing Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) and schedule H, line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of Plumas Bank 401(k) Profit Sharing Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EIDE BAILLY LLP

We have served as the Plan’s auditor since 2013 (such date incorporates the acquisition of certain assets of Vavrinek, Trine, Day & Co., LLP by Eide Bailly LLP in 2019).

Denver, Colorado

June 24, 2024

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

	2023	2022

ASSETS

Investments:
Investments at fair value (Note 4)	$21,932,964	$17,828,991
Investments at contract value (Note 3)	1,047,874	948,283
Total Investments	22,980,838	18,777,274

Notes receivable from participants	451,294	230,861
Net assets available for benefits	$23,432,132	$19,008,135

See accompanying notes to financial statements.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023

ADDITIONS

Investment income:
Net appreciation in fair value of investments	$2,956,830
Interest and dividends	408,427
Net investment income	3,365,257

Interest income on notes receivable from participants	21,302

Other income	24,887

Contributions:
Employer	351,063
Participant	1,490,900
Rollover	320,461

2,162,424

Total additions	5,573,870

DEDUCTIONS

Benefits paid to participants	1,087,029
Administrative expenses	60,579
Deemed distributions of participant loans	2,265

Total deductions	1,149,873

Net increase	4,423,997

Net assets available for benefits:
Beginning of year	19,008,135

End of year	$23,432,132

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plumas Bank (the "Bank") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed three months of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. New employees become eligible to participate in the profit sharing and employee stock ownership plan (ESOP) contributions when they have worked at least 1,000 hours in a twelve month period. All investments in the Plan are participant directed. The Plan is established to comply with Internal Revenue Code Sections 4975(e)(7).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute certain rollover contributions from other plans. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements. Eligibility requirements include, but are not limited to, having reached the age of 18 and having completed 3 months of service with the Bank. Effective January 1, 2015, the Plan was amended to include a provision for automatic pretax elective deferral contributions. The provision applies when an employee first becomes eligible to make elective deferral contributions. The automatic deferral rate is currently 8% of compensation with automatic yearly increases on July 1, of 1% (to a maximum of 10%). The automatic deferrals default to target date funds; however, employees can elect to redirect these contributions to other investments within the plan. Employees have the right to change their deferral percentage or to elect not to make contributions.

Employer Contributions

During 2023 the Company’s contribution consisted of a matching amount of 30% of the employee’s contribution up to a total of 3% of the employee’s compensation. At the discretion of the Bank, the Bank may also make non-elective contributions to the Plan, including additional ESOP contributions. Active participants, excluding highly paid employees, who have 1,000 or more hours of service in the plan year are eligible for non-elective contributions. The ESOP discretionary contribution for the Plan Year (if any), plus any forfeitures of employer securities, shall be allocated as of the last day of the Plan Year to each person who meets the allocation requirements. Allocations are based on a participant’s eligible compensation, relative to the total eligible compensation. During 2023 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Bank's matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment to the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime +1% at the time of borrowing. At December 31, 2023 rates on participant loans ranged from 4.25% to 9.50%. A participant may have only one loan outstanding at any time. Loans must be repaid within a 5-year period. However, if the loan is for the purchase of a primary residence, the repayment period can be up to 20-years. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a partial lump sum payment and partial installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant or participant's beneficiary. If a participant’s vested account is $5,000 or less at termination of employment, the vested balance will be paid in a single sum. If a participant’s vested account balance at termination of employment is more than $1,000 and the participant has not reach normal retirement age and the participant does not elect to have their vested account paid in a single sum or rolled to another retirement plan the vested account will automatically roll to an IRA in a direct rollover.

As of December 31, 2023, and 2022, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees' account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. Forfeitures used to reduce employer contributions totaled $20,203 and $15,767 during the years ended December 31, 2023 and 2022, respectively. No forfeitures were used to offset plan expenses during these years.

Administrative Costs

The Plan’s expenses are paid by either the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation in fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Bank prior to the time that such rights are to be exercised. If the Trustee does not timely receive voting directions from a participant or beneficiary, the Trustee shall vote the shares in such manner as directed by the Bank.

Put Option

Plumas Bancorp stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is not a market. The put prices are representative of the fair market value of the stock.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

Investment Valuation and Income (Loss) Recognition

The Plan Sponsor determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and insurance company.

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The classification of investment earnings reported in the statement of changes in net assets available for benefits may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Market risks include global events which could impact the value of investment securities, such as a pandemic or global conflict. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INVESTMENT IN CONTRACTS WITH INSURANCE COMPANY

At December 31, 2023 and 2022, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer) which is reported at contract value in the statements of net assets available for benefits. Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value, which totaled $1,047,058 and $948,042 at December 31, 2023 and 2022, respectively, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract without providing at least 12 months’ notice the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan's ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. An employer-initiated transfer that exceeds 10% of the value of the contract is subject to a 5% surrender charge.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY (Continued)

The crediting rate is based on a formula established by the contract issuer but may not be less than 1% or greater than 3%.

At December 31, 2023 and 2022 the Plan has an investment in Paid-Up Deferred Annuities purchased through Principal Pension Builder (Principal; Issuer) which is reported at contract value in the statements of net assets available for benefits. This investment option allows participants to purchase deferred income annuities. The contract value for this investment totaled $816 and $241 at December 31 2023 and 2022, respectively.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Mutual Funds (including money market mutual funds): The fair values of mutual fund investments are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2023

Common stock of Plan Sponsor	$4,279,122	$4,279,122	$-	$-
Money Market Fund	389,639	389,639	-	-
Mutual Funds	17,264,203	17,264,203	-	-

Total investments at fair value	$21,932,964	$21,932,964	$-	$-

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2022

Common stock of Plan Sponsor	$3,766,650	3,766,650	$-	$-
Money Market Fund	451,471	451,471	-	-
Mutual Funds	13,610,870	13,610,870	-	-

Total investments at fair value	$17,828,991	$17,828,991	$-	$-

NOTE 5 - CONCENTRATION OF INVESTMENTS

At December 31, 2023 and 2022, the Plan held investments in Plumas Bancorp common stock, representing approximately 18% and 20%, respectively of net assets available for benefits.

NOTE 6 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2023 and 2022, the Plan's investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2023	2022

Number of shares	103,485	101,644
Fair value, based on quoted market values	$4,279,122	$3,766,650

Dividends of $103,341 were paid by Plumas Bancorp to the Plan during the year ended December 31, 2023. Net appreciation in fair value of Plumas Bancorp stock totaled $437,251 during 2023.

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services totaled approximately $61,000 for the year ended December 31, 2023. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated June 30, 2020 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to this opinion letter. However, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related Trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or tax asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or tax asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 – RIGHT OF FIRST REFUSAL

Any Participant desiring to sell Plumas Bancorp stock to a third party shall give written notice of such desire to the Plan Administrator. Both the Trust and the Employer have the right of first refusal for a period of fourteen (14) days from the date the participant gives such notice to acquire the offered shares with the Trust having priority. The selling price and terms shall be the same as offered by the third party.

NOTE 9 – DELINQUENT PARTICIPANT CONTRIBUTIONS

It was noted in 2021 that there were delays by the Bank in submitting employee contributions to the trustee in the aggregate amount of $211. The contributions were remitted during 2021; however, lost earnings on the $211 was not remitted until 2023.

NOTE 10 – SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events through June 24, 2024, the date which the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Value

*	Principal LgCap Growth I R6 Fund	Mutual Fund		$2,291,767
*	Principal LifeTime 2030 Inst Fund	Mutual Fund		2,256,663
*	Principalcipal Cap App Inst Fund	Mutual Fund		1,998,111
	Janus International Holding, LLC Registered Investment Company JanusHenderson Entrprs N	Mutual Fund		1,293,136
	The American Funds Registered Investment Company Am Fds EuroPacific Grth R6 Fd	Mutual Fund		1,129,786
*	Principal LgCp S&P 500 Idx Inst Fd	Mutual Fund		981,137
*	Principal LifeTime 2025 Inst Fund	Mutual Fund		798,620
*	Principal LifeTime 2035 Inst Fund	Mutual Fund		783,358
*	Principal MidCap Value I R6 Fund	Mutual Fund		698,559
*	Principal LifeTime 2020 Inst Fund	Mutual Fund		609,502
*	Principal LifeTime 2040 Inst Fund	Mutual Fund		577,130
*	Principal LifeTime 2045 Inst Fund	Mutual Fund		561,467
*	Principal LifeTime 2050 Inst Fund	Mutual Fund		517,186
	Vanguard Group Registered Investment Company Vanguard Fed Money Mrkt Inv Fd	Mutual Fund		389,639
*	Principal Core Fixed	Mutual Fund		380,519
*	Principal LifeTime Str Inc Inst Fd	Mutual Fund		311,035
*	Principal SmCp S&P 600 Idx R6 Fd	Mutual Fund		294,426
	Delaware Investments Registered Investment Company Delaware Small Cap Value R6 Fd	Mutual Fund		285,349
*	Principal LifeTime 2060 Inst Fund	Mutual Fund		281,985
*	Principal LifeTime 2055 Inst Fund	Mutual Fund		222,401
*	Principal MidCap S&P 400 Idx R6 Fd	Mutual Fund		207,161
*	Principal Equity Income Inst Fund	Mutual Fund		192,714
	Dimensional Fund Advisors Registered Investment Company DFA Emerg Mkt Core Eqty I Fd	Mutual Fund		156,315
	Putnam Investments Registered Investment Company PUTNAM SM CAP GROWTH R6 FUND	Mutual Fund		124,273
*	Principal LifeTime 2015 Inst Fund	Mutual Fund		122,621
	PGIM Investments Registered Investment Company PGIM High Yield R6 Fund	Mutual Fund		122,363
*	Principal LifeTime 2065 Inst Fund	Mutual Fund		62,768
*	Principal Funds Inc Registered Investment Company PRIN LIFETIME 2070 INST FUND	Mutual Fund		3,851

*	Plumas Bancorp Common	Common Stock		4,279,122

*	Principal Fixed Income Guaranteed Option	Guaranteed Investment Contract		1,047,058

*	Principal Pension Builder	Annuity		816

*	Notes Receivable from Participants	Interest rates from 4.25% - 9.500% and maturity dates from 2024 through 2043		451,294
				$ 23,432,132

(1)	Cost is not required for participant-directed investments
*	Related Party or party-in-interest to the Plan.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER:  001

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2023

	Total that Constitute Nonexempt Prohibited Transactions
	Late Participant Loan Repayments are included (Yes/No)	Contributions Not Corrected	Contributions Corrected Outside VFCP[1]	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions
Transferred late to the Plan
2021	N	$-	$211	$-	$-

(1) Amount represents late contributions during the 2021 Plan year. The contributions were remitted during 2021. Lost earnings on the $211 was remitted in 2023.

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent dated June 24, 2024.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 24, 2024	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer